OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02006068

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



MAIL PROCESSING
RECEIVED
FEB 2 7 2002
WASH, D.C. 365 SECTION

SEC FILE NUMBER
8- 48984

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Jackson National Life Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1 Corporate Way
(No. and Street)

Lansing | MI | 48951
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Nerud (312) 338-5801
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG
(Name — *if individual, state last, first, middle name*)

355 South Grand Ave | Los Angeles | CA | 90071-1568
(Address) | (City) | (State) | Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Nerud, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jackson National Life Distributors, Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Chief Operating Officer
Title

Notary Public


"OFFICIAL SEAL"
MARK J. LYONS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3/7/2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JACKSON NATIONAL LIFE DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Index to Financial Statements and Supplementary Information



355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors and Stockholder
Jackson National Life Distributors, Inc.:

We have audited the accompanying statement of financial condition of Jackson National Life Distributors, Inc. (a wholly owned subsidiary of Jackson National Life Insurance Company) as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jackson National Life Distributors, Inc. as of December 31, 2001, and the results of its operations, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I and II is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

January 25, 2002



JACKSON NATIONAL LIFE DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement of Financial Condition

December 31, 2001

Assets		
Cash and cash equivalents	$	896,841
	$	896,841
Liabilities and Stockholder's Equity		
Liabilities:		
Payables to affiliates	$	182,634
Taxes payable		249,720
		432,354
Stockholder's equity:		
Common stock, $1 par value. Authorized 20,000 shares; issued and outstanding 5,000 shares		5,000
Additional paid-in capital		95,000
Retained earnings		364,487
Total stockholder's equity		464,487
	$	896,841

See accompanying notes to financial statements.

JACKSON NATIONAL LIFE DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement of Operations

Year ended December 31, 2001

Revenues:	
Service fee income	$ 37,130,000
12b-1 fee income	751,138
Interest income	31,107
Total revenues	37,912,245
Expenses:	
Commissions expense	9,412,777
Compensation and benefits	10,679,967
Marketing	3,460,865
Printing	3,939,941
Travel and entertainment	1,767,843
Literature distribution	1,313,018
Other promotional expenses	1,710,202
Occupancy expenses	3,654,175
Other operating expenses	1,722,433
Total expenses	37,661,221
Pretax income	251,024
Income tax expense	102,254
Net income	$ 148,770

See accompanying notes to financial statements.

JACKSON NATIONAL LIFE DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2001

	Common stock		Additional paid-in capital	Retained earnings	Total stockholder's equity
	Shares outstanding	Amount			
Balances at December 31, 2000	5,000	$ 5,000	95,000	215,717	315,717
Net income	—	—	—	148,770	148,770
Balances at December 31, 2001	5,000	$ 5,000	95,000	364,487	464,487

See accompanying notes to financial statements.

JACKSON NATIONAL LIFE DISTRIBUTORS, INC.

(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement of Cash Flows

Year ended December 31, 2001

Cash flows from operating activities:		
Net income	$	148,770
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Decrease in receivables from affiliates		95,847
Increase in taxes payable		113,965
Increase in payable to affiliates		182,634
Total adjustments		392,446
Net cash provided by operating activities		541,216
Cash and cash equivalents at beginning of year		355,625
Cash and cash equivalents at end of year	$	896,841
Supplemental cash flow information:		
Taxes paid, net of refunds	$	(11,711)

See accompanying notes to financial statements.

JACKSON NATIONAL LIFE DISTRIBUTORS, INC.

(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Notes to Financial Statements

December 31, 2001

(1) Nature of Operations and Significant Accounting Policies

Jackson National Life Distributors, Inc. (JNLDI), a registered broker-dealer under the Securities Exchange Act of 1934, serves as the principal distributor and sales and marketing organization for the Jackson National Life Insurance Company (Jackson National) insurance and annuity products, which are regulated under federal securities laws. JNLDI is a wholly owned subsidiary of Jackson National, which in turn is a wholly owned subsidiary of Prudential plc.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America which requires the use of estimates made by management. Actual results may differ from those estimates.

(2) Service Fee Income and Administrative Expense

JNLDI has a Cost Allocation Agreement with Jackson National whereby JNLDI assists in making arrangements with broker-dealers for the distribution of Jackson National insurance and annuity products and in promoting the sale thereof, through such broker-dealers. Pursuant to the agreement, JNLDI is required to perform various services including: technical assistance, training, and recruiting of qualified representatives. For services provided under this agreement, JNLDI was compensated $37,130,000 for 2001.

Jackson National provides personnel, services, and office space to JNLDI under an agreement which is considered by management to be reasonable to both parties. JNLDI reimburses Jackson National for administrative expenses, primarily representing salaries, employee benefits, and other promotional expenses, which are initially paid by Jackson National. In addition, Jackson National provides certain other management functions for which no expenses are allocated.

(3) Income Taxes

JNLDI files its federal and state income tax returns on a separate-entity basis. Deferred tax assets and liabilities, if any, are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. At December 31, 2001, there were no temporary differences that gave rise to deferred tax assets or liabilities.

Income tax expense of the Company for the year ended December 31, 2001 is comprised of the following:

Current:		
Federal	$	80,092
State		22,162
Total	$	102,254

(Continued)

The total income tax provision differs from the amount computed by applying the statutory federal income tax rate of 35% for the following reasons:

Expected income tax expense	$	87,858
State income taxes		14,396
Total income tax expense	$	102,254

(4) Net Capital Requirements

JNLDI is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. On December 31, 2001, JNLDI's ratio of aggregate indebtedness to net capital was 0.93 to 1 and net capital was $464,487, which was $435,664 in excess of the minimum capital required of $28,823.

JACKSON NATIONAL LIFE DISTRIBUTORS, INC.

(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2001

Net capital:		
Total stockholder's equity	$	464,487
Deduct stockholder's equity not allowable for net capital		—
Total stockholder's equity qualified for net capital		464,487
Deduction of total nonallowable assets		—
Net capital before haircuts on securities positions		464,487
Haircuts on securities		—
Net capital	$	464,487
Aggregate indebtedness	$	432,354
Total aggregate indebtedness	$	432,354
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	28,823
Minimum net capital requirement of reporting broker or dealer		5,000
Excess net capital		435,664
Excess net capital at 1,000%		421,252
Ratio: Aggregate indebtedness to net capital		0.93

Note: The computation of net capital under Rule 15c-1 as of December 31, 2001, computed by the Company, in its Form X-17a-5, Part II, filed with NASD Regulation, Inc. on January 16, 2002, does not differ from the above calculation which is based upon audited financial statements.

See accompanying independent auditors' report.

Schedule II

JACKSON NATIONAL LIFE DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement Regarding Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2001

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.

See accompanying independent auditors' report.



355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities Exchange Act of 1934 for a Broker-Dealer Claiming an Exemption from Rule 15c3-3 of the Securities and Exchange Commission

The Board of Directors and Stockholder
Jackson National Life Distributors, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Jackson National Life Distributors, Inc. (the Company) (a wholly owned subsidiary of Jackson National Life Insurance Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 25, 2002


KPMG

JACKSON NATIONAL LIFE DISTRIBUTORS, INC.

(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Financial Statements and Supplementary Information

(With Independent Auditors' Report Thereon
and Supplemental Report on Internal Control)

December 31, 2001